

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 11, 2016

VIA E-MAIL
Mr. James Christopher Douglas
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, Tennessee 37203

  Re: Healthcare Realty Trust Incorporated
    Form 10-K for the fiscal year ended December 31, 2015
    Filed February 16, 2016
    Form 8-K
    Filed February 16, 2016
    File No. 001-11852

Dear Mr. Douglas:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jennifer Monick

        Jennifer Monick
        Assistant Chief Accountant
        Office of Real Estate and
        Commodities